Filed by MutualFirst Financial, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MutualFirst Financial, Inc.
Commission File No.: 000-27905
The following communication was provided to employees of MutualFirst Financial Inc., on October 29, 2019

Good Evening:
Thank you for taking the time to read this important letter.
Today, our Board of Directors unanimously approved an agreement for MutualFirst Financial and MutualBank to become part of Northwest Bancshares Inc., and Northwest Bank.
You have probably never heard of Northwest Bank. They are headquartered in Warren, Pennsylvania. Northwest Bank is a $10.5 billion bank, about five times our size located in Northwest PA.
Like MutualBank, Northwest Bank has a very similar history and has grown organically and through acquisitions into a large regional franchise operating in Pennsylvania, New York, and Ohio.
The logical question is, why are we entering into this partnership, and why with a Bank from Pennsylvania? There are many reasons; however, I will highlight a few. Our Board, as we looked to the future, evaluated several strategic alternatives. Future acquisitions, partnering with like size institutions, partnering with larger institutions, and of course, remaining independent. One thing we know is that change is inevitable. As we developed our updated strategic plan to continue to improve performance, the Board and executive management believed it would be difficult to execute strategies that would propel us to a top performing financial institution, relative to peers, without substantial changes.
Acquiring other institutions can provide opportunities, however those most likely candidates are in high demand, and our ability to “win” in bidding is difficult given the strength of our stock in the market.
Partnering with a like-sized institution, a Merger of Equals, carries with it challenges to build a completely new company by combining two different cultures. That execution risk is great, as both companies completely change.
The opportunity to partner with another institution carries with it some challenges as well. Likely partners for us range in size and business models, and they each have various reasons why they would or wouldn’t be attracted to us.
As the Board extensively evaluated likely institutions that would be viable partners, several issues were important. First, a potential partner must care about our vision, and have demonstrated a commitment to the mission of community banking. Second, the desired partner must have a focus on delivering and demonstrating outstanding service to its customers and communities. Experience in effective integration was also a factor the Board felt was very important. Another important criteria for a preferred partner, is their ability to provide a good investment for our shareholders through performance history and prospects. Finally, critically important was the opportunity to keep the MutualBank franchise as intact as possible.
We believe Northwest Bank is that partner!
Their strategy is to grow, to create the scale necessary to make the right investments to build a high performing, service-driven community bank. They have chosen to make MutualBank their western franchise boundary, and they have determined that MutualBank can effectively represent Northwest throughout the state of Indiana.
In 2018, Northwest Bank was ranked “Highest Customer Satisfaction with Retail Banking in the Mid-Atlantic Region” by JD Power and has earned that distinction six out of the last nine years. Service is important to Northwest Bank, just as it is for us.
In Northwest, I see a much larger version of us. We use similar vendors, have the same lineage as a thrift, and a strong brand presence in the markets they serve. We will be the Northwest brand in Indiana.
Clearly, it is with mixed emotions that this decision was made. There will be some tough times ahead. Change is hard, and some jobs will be eliminated. It hurts to give up independence. I am proud of our history, what we do, and who we are! Our success has led to this opportunity, and the Board determined it was the best path for us and as many of our constituents as possible.
I am certain this is creating many more questions than answers. Please follow this link <link> to hear a little more from me, and to meet Ron Seiffert, Northwest Bank’s Chairman CEO, and President. Also, please try to attend one of the Breakfast Blends slated for this week.
I commit to communicate with new information as soon as possible. As always, thank you for your support, particularly in challenging and uncertain times.
Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Northwest's and MutualFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in Northwest Bancshares' and MutualFirst's reports filed with the U.S. Securities and Exchange Commission (the "SEC") and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by MutualFirst shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating MutualFirst business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Northwest Bancshares products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation;

the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Important Additional Information and Where to Find It
In connection with the proposed merger, Northwest will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MutualFirst and a Prospectus of Northwest Bancshares, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF MUTUALFIRST FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Northwest and MutualFirst, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Northwest Bancshares at www.northwest.com under the heading "Investor Relations" and then under "SEC Filings" or from MutualFirst by accessing MututalFirst's website at www.bankwithmutual.com under the heading "Investor Relations" and then under "SEC Filings." Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Northwest Bancshares, Inc., 100 Liberty Street, Warren, Pennsylvania 16365, Attention: Investor Relations, Telephone: (814) 726-2140 or to MutualFirst, Inc., 110 E. Charles Street, Muncie, Indiana 47305, Attention: Investor Relations, Telephone: (765) 747-2800.
MutualFirst and Northwest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MutualFirst in connection with the proposed merger. Information about the directors and executive officers of MutualFirst and their ownership of MutualFirst common stock is set forth in the proxy statement for MutualFirst's 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 22, 2019. Information about the directors and executive officers of Northwest Bancshares is set forth in the proxy statement for Northwest Bancshares’ 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2019.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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